 As filed with the Securities and Exchange Commission on December 5, 2001

                                                      Registration No. 333-70234
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                            Amendment No. 2 to


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                     THE SECURITIES ACT OF 1933, AS AMENDED
                                ---------------
                           RAVISENT TECHNOLOGIES INC.
             (Exact Name of Registrant As Specified In Its Charter)

         Delaware                    7372                    23-2763854
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of      Industrial Classification    Identification Number)
     Incorporation or               Code)
      Organization)

                            257 Great Valley Parkway
                          Malvern, Pennsylvania 19355
                                 (800) 700-0362
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                ---------------
                           Mr. Robert M. Russell Jr.
                            Chief Executive Officer
                           RAVISENT Technologies Inc.
                            257 Great Valley Parkway
                          Malvern, Pennsylvania 19355
                                 (800) 700-0362
  (Name and Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent For Service)
                                ---------------
                                   Copies to:

                           David A. Makarechian, Esq
                               Lee Jackson, Esq.
                              Brian Covotta, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable on or after this Registration Statement is declared effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                        Proposed       Proposed
 Title of Each Class of     Amount      Maximum         Maximum      Amount of
    Securities to be        to be    Offering Price    Aggregate    Registration
       Registered         Registered   Per Share    Offering Price      Fee
--------------------------------------------------------------------------------
Common Stock, $0.001 par
 value..................   624,968      $1.68(1)     $1,049,946.24    $262.49
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c) under the Securities Act, this per share amount is based on the average high and low prices of our common stock on November 13, 2001 as reported on the NASDAQ National Market. Estimated solely for the purpose of calculating the registration fee.
                                ---------------
   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. These securities may not be sold nor may offers to buy be accepted   +
+until the registration statement filed with the Securities and Exchange       +
+Commission is effective. This prospectus is not an offer to sell these        +
+securities and it is not soliciting an offer to buy these securities in any   +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              (SUBJECT TO COMPLETION, DATED DECEMBER 5, 2001)


PRELIMINARY PROSPECTUS

                                 624,968 Shares

                                     [LOGO]

                                  Common Stock

                                 ------------

  This prospectus relates to the sale of up to an aggregate of 624,968 shares of our common stock by the selling stockholders identified in this prospectus. Corum Group Ltd. acquired 110,000 of these shares from us on April 17, 2001 in settlement of a lawsuit initiated against us by Corum Group Ltd. We then issued Corum Group Ltd. an additional 15,000 of these shares when we failed to file this prospectus by August 7, 2001. We then issued Corum Group Ltd. an additional 15,000 of these shares when we failed to file this prospectus by September 21, 2001. The other selling stockholders identified in this prospectus acquired the remaining 484,968 shares from us by agreement dated as of July 13, 2000 in connection with our acquisition of Cinax Designs Inc. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares under this prospectus.

  Our common stock is traded on the Nasdaq National Market under the symbol "RVST." The closing price on December 3, 2001 was $1.94 per share.


                                 ------------

  The shares of our common stock offered under this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus to read about important factors you should consider before investing in our common stock.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

             The date of this prospectus is December 5, 2001.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               ----------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   3
RISK FACTORS...............................................................   5
FORWARD-LOOKING STATEMENTS.................................................  28
WHERE YOU CAN FIND MORE INFORMATION........................................  29
SELLING STOCKHOLDERS.......................................................  31
USE OF PROCEEDS............................................................  31
PLAN OF DISTRIBUTION.......................................................  32
LEGAL MATTERS..............................................................  33
EXPERTS....................................................................  33

                               PROSPECTUS SUMMARY

   This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into this prospectus.

Our Business

   We are a software and intellectual property licensing company providing software solutions and technology to industry leading personal computer original equipment manufacturers, or OEMs. Our technology enables the delivery of highly competitive, cost-effective products with a strong time-to-market advantage. We also provide customization services and customer support. We offer a web-based retail site to allow users to upgrade and purchase the latest products from us. Our software allows personal computer manufacturers to address digital multimedia format such as digital versatile disks, or DVD; digital video recording, or DVR; direct broadcast satellite, or DBS; its European counterpart, digital video broadcasting, or DVB; and high-definition television, or HDTV. Until March 2001, we also sold products and provided services in the consumer electronics market and the Internet appliance market. However, we disposed of our consumer electronics business and our Internet appliance business in March 2001.

Recent Developments

   On June 28, 2001, we announced that we signed an agreement to acquire all of the issued share capital of eMation Ltd. Under the terms of the share purchase agreement, we have offered to acquire from eMation's shareholders all of the issued and outstanding shares of eMation for approximately 8 million shares of our common stock and the assumption of approximately $5 million in debt. We have also agreed to issue approximately an additional 1.55 million shares of our common stock upon the exercise of eMation stock options to be assumed by us in the acquisition. In addition, we have agreed to provide up to $5 million of interim financing to eMation to fund operating expenses until the closing of the acquisition, of which approximately $2.5 million has been advanced as of November 15, 2001. The eMation acquisition is subject to customary closing conditions, including regulatory approvals and approval by our stockholders and is currently expected to close during the fourth quarter of 2001.

Corporate Information

   We were incorporated in Pennsylvania in April 1994 as Quadrant Sales International, Inc. and changed our name to Quadrant International, Inc. in May 1994, to Divicore Inc. in May 1999 and to RAVISENT Technologies Inc. in June 1999 upon our reincorporation in Delaware. Our U.S. assets and liabilities are held by three Delaware corporations: Liuco, Inc., a finance subsidiary; RAVISENT Operating Company, Inc., an operating subsidiary; and RAVISENT Technologies Internet Appliance Group, Inc., formerly known as Teknema, Inc., each of which is a wholly-owned subsidiary of RAVISENT Technologies Inc., and a Nevada corporation, RAVISENT IP, Inc., an intellectual property subsidiary, also a wholly-owned subsidiary of RAVISENT Technologies Inc. Our assets and liabilities in Germany are held by two German corporations, Erste Cinco Vermogensverwaltungs GmbH, which is a wholly-owned subsidiary of RAVISENT IP, and Viona Vervatungs GmbH, which is a wholly-owned subsidiary of Erste Cinco Vermogensverwaltungs GmbH, and a German limited partnership, Viona Development Hard and Software Engineering GmbH & Co. KG, which is a wholly-owned subsidiary of the two German corporations. Our assets and liabilities in Canada are held by RAVISENT Nova Scotia ULC, an unlimited liability company wholly-owned by RAVISENT Technologies Inc., and RAVISENT British Columbia Inc., a corporation organized under the laws of British Columbia and wholly-owned by RAVISENT Nova Scotia ULC. References in this prospectus to "RAVISENT," "we," "our," and "us" collectively refer to RAVISENT Technologies Inc., a Delaware corporation, its subsidiaries and its Pennsylvania predecessor. Our principal offices are located at 257 Great Valley Parkway, Malvern, Pennsylvania 19355 and our telephone number is (800) 700-0362.

The Offering

   This prospectus relates to the sale of up to an aggregate of 624,968 shares of our common stock by the selling stockholders identified in this prospectus. Corum Group Ltd. acquired 110,000 of these shares from us on

April 17, 2001 in settlement of a lawsuit initiated against us by Corum Group Ltd. The lawsuit was dismissed with prejudice, we issued Corum Group Ltd. 110,000 shares of our common stock and obtained a mutual release of claims. We issued Corum Group Ltd. an additional 15,000 shares when we failed to file this prospectus by August 7, 2001. We also issued Corum Group Ltd. an additional 15,000 shares when we failed to file this prospectus by September 21, 2001. In addition, we granted Corum Group Ltd. registration rights in connection with the Shares. Corum Group Ltd. has requested that we register these 140,000 shares under this prospectus. The other selling stockholders identified in this prospectus acquired the remaining 484,968 shares from us by agreement dated as of July 13, 2000 in connection with our acquisition of Cinax Designs Inc. These stockholders have requested that we register the remaining 484,968 shares under this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The holders of the shares will bear all commissions and discounts, if any, attributable to their sales of the shares.

Use of Proceeds

   The selling stockholders will receive all of the proceeds from the sale of the common stock pursuant to this prospectus. We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock.

                                  RISK FACTORS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. You should carefully consider the following risk factors, together with all other information included or incorporated by reference into this prospectus, before you decide whether to invest in shares of our common stock.

   Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks.

                         Risks Related to Our Business

We are currently undergoing a business transition that may adversely affect our company

   In March 2001, we announced the sale of our consumer electronics business and our Internet appliance business and that we were seeking strategic alternatives for our company. The strategic alternative we have chosen is the acquisition of eMation Ltd., a private company organized under the laws of Israel. eMation is a developer of Internet-based solutions that extract information from "devices" equipment, machines, products, sensors, facilities and systems that can collect or store information. eMation markets a number of product lines that encompass supervisory control, data acquisition and management and open network communications between devices, people and business systems. eMation has developed a category of enterprise software, called "Device Relationship Management" or "DRM," that communicates with these "intelligent" devices. The eMation DRM product family enables manufacturers and service providers to use the Internet to establish and manage continuous connections with the products deployed at their customers' facilities. The technology enables device manufacturers to stay in touch with their products throughout their lifecycle, tapping the value of hidden information with new, automated e-service and e-commerce offerings. Although we believe that the acquisition of eMation is in the best interests of our stockholders, this acquisition may increase our costs as we proceed to modify our business plan and operations. For additional risks concerning the acquisition of eMation, please see the risk factors below under the heading "Risks Related to the eMation Acquisition."

   As part of the sale of our consumer electronics and Internet appliance businesses, approximately 89 of our employees accepted employment with either STMicroelectronics or Phoenix Technologies. These employees were dedicated primarily to research and development activities in the digital media market. The reduction in our research and development workforce has adversely affected our ability to offer new products in the digital media market. The reduction in our sales force has also adversely affected our ability to sell our products.

   These strategic transactions may negatively impact relationships with our partners, distributors and customers. There can be no guarantees that we can maintain or re-establish such relationships or develop new customer, partner and distributor relationships in a timely manner, or at all, to overcome any loss of business resulting from our business transition. As a result of this business transition, it will be difficult to forecast our financial performance. We expect that both sales and operating income will be adversely affected and we expect to report operating losses in fiscal 2001.

We currently have a limited product offering and may not have a diversified business if the acquisition of eMation is not completed

   Due to the disposition of our consumer electronics business and our Internet appliance business, we currently have a limited offering of products that can be used only in personal computers. Pursuant to the terms of our agreement with STMicroelectronics, we may not participate in significant aspects of the consumer electronics market prior to March 2006. As a result, we are subject to economic pressures within a limited industry, which may result in a material adverse effect on our business and financial condition.

We have a limited operating history and our historical financial information is of limited value in projecting our future operating results or evaluating our operating history

   As a result of our relatively brief operating history and because our business model has changed significantly since inception and will change further with the acquisition of eMation, we believe that comparing different periods of our operating results is not meaningful and you should not rely on the results for any period as an indication of our future performance. In addition, fluctuations in our operating results have caused, and may in the future continue to cause us to perform below the expectations of public market analysts and investors. If our results continue to fall below market expectations, the price of our common stock may continue to fall significantly. Our limited operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter-to-quarter as we attempt to establish our products in the market and transition to a new business model.

You should expect our quarterly operating results to fluctuate in future periods and they may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline

   Our revenues and operating results will vary significantly from quarter-to-quarter due to a number of factors, including:

  . variations in demand for our products and services, which are relatively few in number;

  . the timing of sales of our products and services and the timing of new releases of personal computer systems and semiconductors that incorporate our products;

  .  delays in introducing our products and services;

  . changes in our pricing policies or the pricing policies of our competitors;

  . the timing and accuracy of royalty reports received from our customers, which we have not audited to date;

  . the timing of large contracts that materially affect our operating results in a given quarter;

  .  changes in the usage of digital media;

  . our ability to develop and attain market acceptance of enhancements to our products;

  .  new product introductions by competitors;

  .  the mix of license and service hardware revenues;

  . unanticipated customer demands which impact on our ability to deliver our products and ultimately recognize revenues;

  .  the mix of domestic and international sales;

  . costs related to the acquisition of technologies or businesses, including, but not limited to, the eMation acquisition;

  . our ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development, administrative and product management personnel;

  .  our ability to expand our operations; and

  . global economic conditions as well as those specific to personal computer, peripherals and semiconductor manufacturers and other providers of digital video and audio stream management solutions.

   We receive either a flat fee from OEMs or a license royalty for each personal computer or peripheral sold that contains our products and a royalty for each silicon device sold by a semiconductor manufacturer that incorporates our technology. In collecting these fees, preparing our financial reports, projections and budgets and in directing our sales efforts and product development, we rely on our customers to accurately report the number of units sold. We have never undertaken an audit of any of our customers to verify that their reported sales unit numbers were accurate. These reports are subject to potential revision by these manufacturers. If any of our customers revised their product sales reports, we might be required to adjust our revenue for subsequent periods, which could harm our business and the price of our common stock.

   We determine our operating expenses largely on the basis of anticipated revenue trends and a high percentage of our expenses are fixed in the short term and are significant. As a result, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter-to-quarter and could result in substantial operating losses.

   Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. In future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall significantly.

Uncertainties exist regarding our stock purchase program

   On September 27, 2001, we announced that our board of directors had approved the repurchase of up to $10 million worth of its outstanding shares of common stock. We indicated that we expect to complete these purchases over 12 to 18 months. Stock repurchase activities are subject to certain pricing restrictions, stock market forces, management discretion and various regulatory requirements. As a result, there can be no assurance as to the timing and/or amount of shares that we may repurchase under this stock repurchase program.

We face inventory risks that may be increased by our business shift away from the Internet appliance business

   As of September 30, 2001, we have approximately $8.1 million of inventory, the majority of which was acquired from May through October 2000 to support production of our Internet appliance hardware designs. This inventory was purchased to accommodate long lead times for components in order to meet the anticipated demand for our Internet appliance products (the Internet screen phone, set-top box and Nucleo platform). The sale of our Internet appliance business included the assignment of our Internet appliance customer contracts, but not the inventory to support production of the associated products. While we have obtained assurances that we will be the preferred supplier of inventory to Phoenix Technologies for these products, we may not be able to sell all of the inventory that we currently have. Furthermore, even if our efforts to sell this inventory are successful, we may not be able to recover the full cost of the inventory due to market price fluctuations and other market conditions.

We have never been profitable and may never achieve profitability in the future

   We had a net loss from operations of approximately $32.8 million for the nine months ended September 30, 2001. To date, we have not achieved profitability on an annual basis and revenues from our software and hardware design solutions may not result in sufficient revenues to sustain profitability in any future period. In addition, we cannot be certain that we can increase profitability, particularly to the extent that we face price competition. As a result, we will need to generate significant revenues to attain profitability. Increasing competition may cause our prices to decline, which would harm our operating results. We expect our prices for our digital entertainment products to decline over the next few years. We expect to face increased competition in markets where we license our digital entertainment products, which will make it more difficult to maintain our prices and profit margins even if our sales volumes increase. If anticipated increases in sales volume do not keep pace with anticipated pricing pressures, our revenues would decline and our business could be harmed. Despite our efforts to introduce enhancements to our products, we may not be successful in maintaining our pricing.

Our business significantly depends upon our CineMaster products, and it is uncertain whether the market will continue to accept these products

   In the nine month period ended September 30, 2001, we derived approximately 95% of our license revenues from sales of our CineMaster products. We expect that license revenues from our CineMaster products will continue to account for a significant portion of our revenues for the foreseeable future. In particular, our business will be harmed if our existing manufacturing customers do not continue to incorporate our CineMaster products or if we are unable to obtain new customers for our CineMaster products. In seeking market acceptance, it may be difficult for our digital solutions to displace incumbent solutions employed by manufacturers not currently licensing our CineMaster products. Manufacturers that are using other solutions would need to invest in additional training and development tools and convert software for existing hardware solutions in order to change to a new digital solution. Accordingly, potential customers may not accept our digital solutions, which could limit our growth opportunities and harm our prospects.

The loss of a single customer could significantly harm our business because a majority of our revenues are derived from a small number of customers

   A substantial portion of our license revenues comes from a small number of customers. In the nine months ended September 30, 2001, three customers, Matrox Graphics, Gateway, Inc. and another customer, accounted for 20%, 11% and 28%, respectively, of our total revenues and 9%, 8% and 45%, respectively, of our total gross profit, excluding inventory charges of $13.4 million. We expect a relatively small number of customers to account for a majority of our revenues and gross profit, if any, for the foreseeable future. The loss of any of these or other primary customers, or a material decrease in revenue from these customers, would immediately harm our business. As a result of the sales of our consumer electronics and Internet appliance businesses, we transferred substantially all of our customers from our consumer electronics business, including Microsoft Corporation, Funai Electric Co., Ltd. and Cyber Home Entertainment to STMicroelectronics and a portion of our Internet appliance customers to Phoenix Technologies.

Since most of our revenues are derived from a small number of customers, problems those customers experience will directly impact our business

   As a result of our concentrated customer base, problems that our customers experience could materially harm our business. These risks are beyond our control. For example, because we do not control the business practices of our customers, we do not influence the degree to which they promote our technology or set the prices at which the products incorporating our technology are sold to end users. Risks that may influence the success or failure of the personal computer manufacturers that are our customers include:

  . the competition the manufacturer faces and the market acceptance of its products;

  . the engineering, marketing and management capabilities of the manufacturer and the technical challenges unrelated to our technology that it faces in developing its products;

  .  the financial and other resources of the manufacturer;

  . new governmental regulations or changes in taxes or tariffs applicable to the manufacturer; and

  . the failure of third parties to develop and introduce content for digital entertainment applications in a timely fashion.

   The inability of our customers or us to successfully address any of these risks could harm our business.

Since our customers have not executed long-term contracts with us, our revenues could decline significantly with little or no notice

   Our agreements with our customers are typically of limited duration and do not contain minimum purchase commitments or are terminable with little or no notice. Rather than long-term contracts, we typically enter into licensing agreements with one-year terms that automatically renew each subsequent year unless either party receives a written cancellation. As a result, many of our customers could elect not to renew these agreements and we could have little warning of this election. Also, since our agreements with our customers do not include minimum purchase requirements, the demand for our products is unpredictable. As a result of competition or fluctuations in demand, we could be required to reach an accommodation with our customers with respect to contractual provisions such as price or delivery time in order to obtain additional business and maintain our customer relationships. Any termination, decrease in orders or election not to renew a contract by our principal customers would harm our business.

We depend upon technology licensed from third parties, and if we do not maintain these license arrangements, we will not be able to ship many of our products and our business will be seriously harmed

   We license technology that is used in our products from third parties under agreements with a limited duration and we may not be able to maintain these license arrangements. If we fail to maintain our license arrangements, we would not be able to ship many of our digital entertainment products and our business would be seriously harmed. For example, we have a license agreement with Dolby Laboratories Licensing Corporation for the audio format that is used in all of our DVD-related products. Without this technology, we could not ship product for the DVD market. In addition, we license encryption and decryption software technology from the Copy Control Association (CCA), which must also be included in any DVD products we ship. The license for the Dolby Digital technology is for a term expiring at the expiration of the patent covered thereby with the furthest expiration date from the date of the license. The license for the encryption and decryption technology may be terminated by CCA at any time upon written notice. We may not be able to renew either license. If we failed to renew either of these licenses, we would not be able to ship products for the DVD market, and we would accordingly lose a substantial portion of our revenues.

The loss of any of our strategic relationships would make it more difficult to keep pace with evolving industry standards and to design products that appeal to the marketplace

   We rely on strategic relationships, such as those with ATI Technologies Inc., Intel Corporation and STMicroelectronics, to provide us with state of the art technology, assist us in integrating our products with leading industry applications and help us make use of economies of scale in manufacturing and distribution. Through our relationships with our strategic partners, we gain valuable insights on evolving industry standards and trends. However, we do not have written agreements with any of our strategic partners that could ensure these relationships will continue for a significant period of time. All of our agreements with these partners are informal, and may be terminated by them at any time. The loss of any one of these relationships could harm our business.

Delays in providing our products to our customers may affect how much business we receive

   Since the product life cycle in the personal computer industry can be as short as six to twelve months or less, if our product development efforts are not successful or are significantly delayed, our business will be harmed. In the past, we have failed to deliver new products, upgrades or customizations on time, including customization projects for DVD products that are requested from time to time by our customers. In the future, our efforts to remedy this situation may not be successful and we may lose customers as a result. Delays in bringing to market new products, enhancements to old products or interfaces between existing products and new models of personal computers could be exploited by our competitors. If we were to lose market share as a result of lapses in our product management, our business would be harmed.

Our business model depends upon licensing our intellectual property, and if we fail to protect our proprietary rights, our business could be harmed

   Our ability to compete depends substantially upon our internally developed technology. We have a comprehensive program for securing and protecting rights in patentable inventions, trademarks, trade secrets and copyrightable materials. If we are not successful in protecting our intellectual property, our business could be substantially harmed.

Our pending patents may never be issued, and even if issued, may provide us with little protection

   We regard the protection of patentable inventions as important to our business. We currently have four U.S. patent applications pending relating to our digital video stream management technology. We co-own with STMicroelectronics two additional patent applications, and we have one pending application under the Patent Cooperation Treaty ("PCT") based on several of the above-mentioned U.S. patent applications. However, none of our technology is patented outside the United States. It is possible that:

  . our pending patent applications may not result in the issuance of patents;

  . our patents may not be broad enough to protect our proprietary rights;

  . any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

  . current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and

  . effective patent protection, if any, may not be available in every country in which we do business.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which are only of limited value

   We rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have two pending trademark applications for the marks "RAVISENT" and "RAVISENT Technologies." We also have an issued U.S. trademark for the mark "CineMaster," and have a number of pending trademark applications for "RAVISENT" in foreign countries. Moreover, despite any precautions we have taken:

  . laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

  . other companies may claim common law trademark rights based upon state or foreign law which precede our federal registration of such marks;

  . current federal laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries;

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming and we are unable to determine the extent to which piracy of our products and trademarks may occur, particularly overseas;

  . we have provided our source code for our products to a few of our customers as part of our licensing arrangements with them and the procedures and practices implemented under the terms of these licenses may not be sufficient to prevent them from exploiting the source code; and

  . the tamper-resistant copy protection codes in our software have been broken in the past and may not be successful in preventing unauthorized use of our software in the future.

We may become involved in costly and time-consuming litigation over proprietary rights

   Substantial litigation regarding intellectual property rights exists in our industry. We expect that software and hardware in our industry may be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products in different areas of the industry overlap. Third parties may currently have, or may eventually be issued, patents that would be infringed by our products or technology. We cannot be certain that any of these third parties will not make a claim of infringement against us with respect to our products and technology.

   Any litigation, brought by others or by us, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement may cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements even before the issue of infringement has been decided on the merits. If any litigation were not to be resolved in our favor, we could become subject to substantial damage claims and be prohibited from using the technology at issue without a royalty or license agreement. These royalty or license agreements, if required, might not be available on acceptable terms, or at all, and could result in significant cost and harm our business. If a successful claim of infringement is made against us and we cannot develop non- infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

We have received notices of claims that may result in litigation

   From time to time, we have received, and we expect to continue to receive, notice of claims of infringement of other parties' proprietary rights. For example:

  . Our digital video stream management solutions comply with industry DVD specifications, which incorporates technology known as MPEG-2 that governs the process of storing a video input in digital form. We have received notice from two of our largest customers that a third party with a history of litigating its proprietary rights and which has substantial financial resources has alleged that aspects of MPEG-2 technology infringe upon patents held by the third party. These customers may in the future seek compensation or indemnification from us arising out of the third party claims and we may be required to agree to indemnify them to secure future business or otherwise. Moreover, we may be required to pay license fees in connection with the use of the third party's technology in the future.

  . A group of companies has formed a consortium known as MPEG-LA to enforce the proprietary rights of other holders of patents covering essential aspects of MPEG-2 technology that are incorporated into our products. MPEG-LA has notified a number of personal computer manufacturers, including our customers, that patents owned by members of the consortium are infringed by the personal computer manufacturers in their distribution of products that incorporate the MPEG-2 technology. MPEG-LA has requested that these personal computer manufacturers pay license fees for the use of the technology covered by MPEG-LA patents. These personal computer manufacturers may in the future seek compensation or indemnification from us arising out of the MPEG-LA claims, and we may be required to pay license fees in connection with the use of MPEG-2 technology in the future.

  . Another group of companies has formed a consortium known as "6C"
    (formerly DVD Patent License Program) to enforce the proprietary rights of other holders of patents covering essential aspects of DVD technology that are incorporated into our products. 6C has notified us, as well as a number of computer manufacturers and other companies manufacturing or licensing DVD-related products, including our customers, that patents owned by members of the consortium are infringed by products that incorporate the DVD technology. 6C has requested that we, as well as these personal computer manufacturers pay license fees for using the 6C patents. We may be required to pay license fees in connection with the use of such DVD technology in our products in the future as a result of such claims. Further, a court could determine that we infringe any such patents and we would be liable for resulting damages. In addition, our customers who have been contacted by the 6C may in the future seek compensation or indemnification from us arising out of the 6C claims, and we may be required to pay license fees on their behalf in connection with the use of such DVD technology in the future.

  . A third party has asserted that the parental control features of our CineMaster products infringe patents held by the third party. A court could determine that such parental control features do infringe these patents and we could be liable for resulting damages. In addition, our customers could seek compensation or indemnification from us arising out of such third party's claims.

  . Another consortium of companies, commonly known as "3C," notified a number of DVD product manufacturers that the members of the consortium hold patents that are essential to DVD technology, and have requested that such companies pay license royalties for the use of the technology covered by the 3C patents. In addition, our customers may seek compensation or indemnification from us as a result of the 3C claims, and we may be required to pay license fees on their behalf in connection with the use of such DVD technology in the future. 3C members may in the future seek compensation or indemnification from us arising out of the consortium's claims.

  . A letter dated September 12, 2000 from a third party to one of our customers who distributes our product claims infringement of a Japanese utility model patent regarding Internet terminals which can be coupled to a television set. This third party is seeking a license agreement as a resolution. We have requested more time to respond and are accumulating prior art to invalidate the utility model patent.

  . A third party has asserted that some of our products infringe one or more of such third party's patents in the field of "all format decoders." The third party has stated that it was prepared to license the relevant patents to us on favorable terms. We are currently in discussions with such third party. The third party may seek compensation from us related to this matter. We do not know if this party has contacted any of our customers regarding this matter. If so, our customers may in the future seek compensation or indemnification from us arising out of the third party's claims. No claim for such payments has been made to date. We have not determined whether and to what extent that the patents held by the third party are valid and whether and to what extent our products are covered by their patents.

We may not be able to successfully make acquisitions of or investments in other companies

   We have very limited experience in acquiring or making investments in companies, technologies or services. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products or services. In the future, we may make acquisitions or investments in other companies, products or technologies. Acquisitions in our industry are particularly difficult to assess because of the rapidly changing technological standards in our industry. If we make any acquisitions, we will be required to assimilate the personnel, operations and products of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. However, the key personnel of the acquired company may decide not to work for us. Moreover, acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in our efforts to assimilate acquired businesses, which could result in a material adverse effect on our business.

We are dependent upon our key management for our future success, and few of our managers are obligated to stay with us

   Our success depends on the efforts and abilities of our senior management and certain other key personnel. Many of our key employees are employed at will. If any of these or other key employees left or was seriously injured and unable to work and we were unable to find a qualified replacement, then our business could be harmed. We have recently hired new managers and may hire key management personnel as needed. We may not be able to successfully assimilate our recently hired managers or to hire qualified key management personnel to replace them.

We may not be able to hire and retain qualified employees, which would impair our ability to grow

   As a result of our asset sales to STMicroelectronics and Phoenix Technologies, our workforce has been reduced by approximately 89 employees, including 70 employees in our research and development department and 9 employees in our sales and marketing department. Although our need for employees has been reduced as a result of the disposition of our consumer electronics business and our Internet appliance business, we have vacancies in several positions in our research and development group. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Hiring qualified personnel, particularly sales, marketing, engineering and product management personnel, is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the digital video and audio stream management industry. In addition, we are headquartered in Malvern, Pennsylvania and we maintain operations in San Jose, California. We have in the past, and expect in the future, to face difficulties locating qualified personnel in these locations. We have had, and expect to continue having, greater difficulty attracting such personnel with equity incentives as a public company than we did as a privately held company.

We may be subject to product returns, product liability claims and reduced sales because of defects in our products

   Our products are very complex and frequently contain undetected errors. The likelihood of errors is higher when a new product is introduced or when new versions or enhancements are released. Errors may also arise as a result of defects in the products into which our products are incorporated. Despite our extensive quality assurance process, we shipped Internet appliance product to customers who claimed such products were defective. We subsequently sold our Internet appliance business to Phoenix Technologies, Ltd. in March 2001. In our Cinemaster based products, we have discovered errors, or "bugs," in our products after their commercial shipment and have worked with our customers to successfully fix such "bugs". Despite our quality assurance process and that of our customers, defects and errors may be found in new products or in new versions or enhancements of existing products after commercial shipment has begun. We may be required to devote significant financial resources and personnel to correct any defects. Known or unknown errors or defects that affect the operation of our products could result in the following, any of which could harm our business:

  . delay or loss of revenues;

  . although we have not lost a customer due to defects, it is foreseeable that a customer could cancel a contract due to defects;

  . diversion of development resources;

  . damage to our reputation;

  . failure of our products to achieve market acceptance;

  . increased service and warranty costs; and

  . litigation costs.

   Although some of our licenses with customers contain provisions designed to limit our exposure to potential product liability claims, these contractual limitations on liability may not be enforceable. In addition, our product liability insurance may not be adequate to cover our losses in the event of a product liability claim resulting from defects in our products and may not be available to us in the future.

   Our business is subject to risks from international operations such as legal uncertainty, tariffs and trade barriers and political and economic instability

   In the quarter ended September 30, 2001, we derived approximately 71% of our revenues from sales to foreign companies, and we may derive an increasing amount of our revenues from sales outside North America in the future. We have limited experience in marketing and distributing our products internationally and do not have local offices or sales representatives in many foreign countries. In addition, there are many risks inherent in doing business internationally including, among others:

  . legal uncertainty regarding liability;

  . language barriers in business discussions;

  . cultural differences in the negotiation of contracts and conflict resolution;

  . time zone differences;

  . tariffs, trade barriers and other regulatory barriers;

  . problems in collecting accounts receivable;

  . political and economic instability;

  . changes in diplomatic and trade relationships;

  . seasonal reductions in business activity;

  . potentially adverse tax consequences;

  . the impact of recessions in economies outside the United States; and

  . complexity and unexpected changes in local laws and regulations.

   Our licensees are subject to many of the risks described above with respect to their manufacturing or end-user customers. Currently, all of our international sales are denominated in U.S. dollars; therefore, a strengthening of the dollar could make our products less competitive in foreign markets. We do not use derivative instruments to hedge foreign exchange risk. In the future, we may conduct sales in local currencies, in which case, changes in exchange rates could adversely affect our operating results. In addition, if we conduct sales in local currencies, we may engage in hedging activities, which may not be successful and could expose us to additional risks.

It may be difficult to raise needed capital in the future, which could significantly harm our business

   We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2001. Our capital requirements will depend on many factors, including:

  . the results of our search for strategic alternatives;

  . acceptance of and demand for our products;

  . the number and timing of acquisitions and the cost of such acquisitions, including, the current cost to fund the eMation operations pending closing of the acquisition under the share purchase agreement. Pursuant to a bridge loan facility, we have provided eMation with a $2.5 million bridge loan and have agreed to provide them with an additional $2.5 million bridge loan;

  . the costs of developing new products;

  . the costs associated with our expansion; and

  . the extent to which we invest in new technology and research and development projects.

   Although our current business plan does not foresee the need for further financing to fund our operations for the next two years, due to risks and uncertainties in the market place as well as a potential of pursuing further acquisitions, we may need to raise additional capital. Additionally, to the extent that the proceeds from our initial public offering and the dispositions of our consumer electronics and Internet appliance businesses are exhausted, and if our existing sources of cash and cash flow from operations, if any, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in RAVISENT would be reduced. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us.

Because of their significant stock ownership, our officers and directors can exert significant control over our future direction

   As of September 30, 2001, our officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 2.6 million shares, or 13.6% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors, the approval of mergers or other business combination transactions or a sale of all or substantially all of our assets.

   Certain provisions of our certificate of incorporation and bylaws make changes of control difficult even if they would be beneficial to stockholders

   The board of directors has the authority without any further vote or action on the part of the stockholders to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if it is ever issued, may have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

   Our certificate of incorporation and bylaws include provisions that may have the effect of deterring an unsolicited offer to purchase our stock. These provisions, coupled with the provisions of the Delaware General

Corporation Law, may delay or impede a merger, tender offer or proxy contest involving us. Furthermore, our board of directors is divided into three classes, only one of which is elected each year. Directors are only capable of being removed by the affirmative vote of 66 2/3% or greater of all classes of voting stock. These factors may further delay or prevent a change of control.

Our revenues are dependent upon acceptance of products that incorporate our technology only in the personal computer industry

   We rely on the personal computer industry, which has risks and uncertainties that are beyond our control.

   The personal computer industry is presently the only market for our digital entertainment solutions. In addition, we are subject to a non-competition agreement with STMicroelectronics pursuant to which we have agreed to not compete in significant aspects of the consumer electronics market until March 2006. As a result, our results of operations will depend almost entirely on consumer acceptance of the personal computer. Our dependence on these industries involves several risks and uncertainties, including:

  . whether semiconductor manufacturers developing silicon devices for personal computer manufacturers will design our digital solutions into their devices and successfully introduce these devices;

  . changes in consumer requirements and preferences for personal computers;

  . the small number of product manufacturers in the personal computer industry and the short product life cycles which can be six months or less; and

  . the difficulty in predicting the level of consumer interest in and acceptance of many digital product applications employing our products that incorporate our technology.

   Any general economic, business or industry conditions that cause customers or potential customers to reduce or delay their investments in personal computer systems could have a negative effect on our strength and profitability. For example, a softening of demand for computer systems may result in decreased revenues (or at least declining revenue growth rates) for computer manufacturers in general which could have a corresponding negative impact on our sales. In turn, a decrease in our sales could result in pricing pressures for our products, which could have a negative effect on our revenues and profitability. Recently, personal computer manufacturers have experienced a slowdown in sales of personal computers, which may result in a material adverse affect on the sales of our products.

We are subject to a non-competition agreement prohibiting us from selling products in significant aspects of the consumer electronics market

   Our agreement with STMicroelectronics, pursuant to which we sold our consumer electronics business, provides that we may not compete in significant aspects of the consumer electronics market until March 2006. Traditional consumer electronics manufacturers have introduced stand-alone Internet access devices for the television. Recently, personal computer manufacturers have announced major initiatives in providing their own versions of stand-alone Internet devices in an effort to combat the consumer electronic manufacturers initiatives. An increase in the demand for certain consumer electronics products may result in a corresponding decrease in the demand for personal computer products employing our technology which may have a material adverse effect on our business and financial condition.

We currently depend upon demand for digital entertainment products, which may not be sustained

   Our success currently depends upon continued demand for digital entertainment products in the personal computer market. All of our revenues in 1998 and 1999 resulted from sales of digital entertainment products. In 2000, a significant portion of our revenues was derived from sales of digital entertainment products. In addition to the risks inherent in the personal computer industry, the market for digital entertainment products also contains risk and uncertainties, including:

  . the development and marketing of content by third party content providers for end-user systems such as desktop computers in a format compatible with our digital solutions; and

  . the potential for declining demand for DVD solutions in lower price personal computers.

   Factors negatively affecting the personal computer industry in general or the DVD market in particular could harm our business. Moreover, to the extent that the performance, functionality, price and power characteristics of our digital solutions fail to satisfy customers who have a critical need for specific digital applications, the use of our digital solutions could become confined to a limited segment of these industries.

Competition in our markets is likely to continue to increase and could harm our business

   The digital media market is intensely competitive, highly fragmented and rapidly changing and is characterized by short product life cycles and price erosion. Our principal competitors in the software-based digital solution market are Mediamatics, Inc. (a subsidiary of National Semiconductor, Inc.), MGI Software Corp., Intervideo Inc. and RealNetworks, Inc. Our principal competitors in the hardware-based digital solution market are Sigma Designs, Inc. and Zoran Corporation. We also compete against several smaller companies and with the internal research and development departments of other software companies as well as those of personal computer, peripherals and semiconductor manufacturers who are in the market for specific digital video or audio software applications. Many of our competitors have a larger customer base, greater name recognition and greater financial, technical, managerial and other resources than us. Numerous other major personal computer manufacturers, software developers and other companies are focusing significant resources on developing and marketing products and services that will compete with our CineMaster products. Companies such as Liberate Technologies, Spyglass, Inc., Planetweb, Inc. and WebTV also compete indirectly with us by providing digital video and other solutions to Internet appliance manufacturers who compete with our customers or personal computer manufacturers. At least two semiconductor manufacturers, including C-Cube Microsystems and Zoran, are positioning their products as offering hardware-based digital video and audio management capabilities and marketing such products as equal or superior to our CineMaster products. In the future, operating system providers with a larger established customer base, such as Microsoft, may enter the digital video or audio stream management markets by building video or audio stream management applications into their operating systems. For example, Microsoft currently markets a basic MPEG-1 compliant digital solution that is bundled into its operating system, which is used by a substantial number of personal computer users. If Microsoft were to successfully develop or license a DVD-compliant digital video solution and incorporate the solution into its operating system, our revenues could be substantially harmed.

   We anticipate continued growth and competition in the personal computer industry and the entrance of new competitors into our market, and accordingly, the market for our products will remain intensely competitive. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Our future competitors may have significantly more personnel or greater financial, technical, marketing and other resources than either we or our current competitors do. Furthermore, our current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, future competitors may have greater name recognition and more extensive customer bases that they can leverage. Increased competition could result in price reductions, fewer customer orders, reduced gross profit margins and loss of market share, any of which could harm our business.

If we fail to manage technological change, respond to evolving industry standards or enhance our products' interoperability with the products of our customers, demand for our products will decrease and our business will suffer

   Future versions of software and hardware platforms employing new technologies or the emergence of new industry standards could render our products obsolete or uncompetitive. The market for digital video and audio solutions is characterized by rapid technological change and evolving industry standards, such as standards for DVD audio, DVD random access memory and DTV as well as other digital entertainment applications. If we fail to respond to evolving industry standards, our products could rapidly become obsolete, which would harm our business. If the characteristics of our digital solutions are not compatible with the requirements of specific system or program applications, the likelihood that our customers will design our products into their systems and devices will decrease and our business will be harmed.

We may not be able to respond to rapidly changing consumer preferences

   Our results of operations will depend on the extent to which our products are incorporated into the products of leading personal computer, peripherals and semiconductor manufacturers. Their willingness to incorporate our products depends upon whether we succeed in developing enhancements and new generations of our software and hardware that satisfy consumer preferences in their markets and introducing these new technologies to the marketplace in a timely manner. We must constantly modify and improve our products to keep pace with changing consumer preferences. For example, DVD drives became widespread on new personal computers in the last two years. It is particularly difficult to keep pace with changing consumer preferences in the personal computer industry as a result of a number of factors, including:

  . the difficulty of anticipating and responding in a timely manner to the latest consumer trends and requirements;

  . the introduction by our competitors of new products embodying popular new technologies or features that appeal to consumers; and

  . the significant investment that is often required before commercial viability is achieved to market a new feature or function.

   Any failure by us to adequately address these risks could render our existing digital solutions obsolete and could harm our business. In addition, we may not have the financial and other resources necessary to develop any enhancements or new generations of technology that generate revenues in excess of the costs of development.

We face risks from the uncertainties of any future governmental regulation

   We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of digital delivery mediums, it is possible that future laws and regulations may be adopted that regulate the digital media market or other markets in which our products are sold. Future regulatory measures may include, among other things:

  . pricing;

  . content;

  . copyrights;

  . export controls (particularly regarding data encryption);

  . distribution; and

  . characteristics and quality of products and services.

   The growth and development of the digital media market may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business in this segment. The adoption of any additional laws or regulations may decrease the expansion of this market and harm our business. Our business could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the digital media market.

             Risks Related to our Potential Acquisition of eMation

Certain of our directors, officers and stockholders and certain directors, officers and stockholders of eMation have interests in the acquisition that are different from the interests of our stockholders

   You should be aware that one of our directors, Paul A. Vais, and two directors of eMation, each of whom are affiliates of significant stockholders of RAVISENT and eMation, have interests in the eMation acquisition that are different from, or in addition to, the interests of our stockholders.

  . Mr. Vais and Evangelos Simoudis, one of eMation's directors, are both
    Managing Directors of Apax Partners (formerly known as Patricof & Co. Ventures, Inc.). Oren Zeev, one of eMation's directors, is a director of Apax Israel G.P. Inc., an affiliate of Apax Partners.

  . Entities affiliated with Apax Partners and Apax Israel G.P. Inc.
    beneficially owned approximately 3,857,601 shares of eMation's Series D redeemable preferred shares, or approximately 73.7% of the outstanding Series D redeemable preferred shares as of June 27, 2001. As of June 27, 2001, entities and persons affiliated with Apax Partners and Apax Israel G.P. Inc. held the rights to acquire approximately 46.7% of eMation's Series E preferred shares to be issued pursuant to a shareholder bridge facility prior to the closing of the eMation acquisition. Together, Mr. Vais and entities affiliated with Apax Partners beneficially owned approximately 1,183,422 shares of our common stock, or approximately 6.3% of our common stock as of June 30, 2001. As of June 30, 2001, Mr. Vais owned approximately 6,227 shares of our common stock and options to acquire up to approximately 5,000 shares of our common stock. Mr. Vais and entities affiliated with Apax Partners and Apax Israel G.P. Inc. will beneficially own approximately 18.6% of the outstanding shares of our common stock following the eMation acquisition.

  . Pursuant to the share purchase agreement to acquire the outstanding shares of eMation, if the transaction is consummated, Mr. Simoudis will be appointed to our board of directors.

   As a result of the foregoing, Mr. Vais may be more likely to recommend the issuance of our common stock in connection with the eMation acquisition than our stockholders generally. It is for this reason that Mr. Vais abstained from voting with respect to the eMation acquisition.

   In June 2001, we entered into an employment agreement with Ned E. Barlas, our General Council, Senior Vice President and Secretary, which provides that he will be granted an option to purchase 25,000 shares of our common stock upon the closing of the eMation acquisition at an exercise price equal to the fair market value of our common stock on that date.

   In addition, in July 2001, we entered into an employment agreement with Thomas Fogarty, our chief financial officer, pursuant to which Mr. Fogarty was issued options to purchase up to 100,000 shares of our common stock at $0.01 per share. The employment agreement also provides that, upon closing of the acquisition of eMation, Mr. Fogarty's salary will be increased from $200,000 per annum to $220,000 per annum and Mr. Fogarty will be entitled to a guaranteed cash bonus of $100,000 in the first year of his employment under this agreement. In addition, the employment agreement provides that, upon closing of the eMation acquisition, Mr. Fogarty will be granted options to purchase up to 50,000 shares of our common stock at the fair market value of our common stock on the date of grant. Further, pursuant to this employment agreement, Mr. Fogarty will be entitled to receive options to purchase up to an additional 100,000 shares of our common stock at an exercise price of $0.01 per share if his employment agreement is renewed upon the expiration of its one year term.

   We also agreed to a provision in Robert Russell's employment agreement whereby if the eMation transaction does not close by December 31, 2001, Mr. Russell has the option to terminate his employment agreement which would entitle him to severance benefits in the amount of six months of his salary and other benefits. If Mr. Russell does not exercise this option to terminate, the option shall expire on February 28, 2002.

   If the eMation acquisition is consummated, we intend to enter into an employment agreement with each of Dale Calder, eMation's current president and chief executive officer, Richard MacKeen, eMation's vice president of research and development, and Gregg Bauer, eMation's vice president of worldwide sales.

Our operations and those of eMation may be adversely affected by the eMation acquisition

   RAVISENT and eMation will be subject to various risks following the consummation of the eMation acquisition, including:

  . the possibility that the business cultures of the two companies may not mesh;

  .  interruption of the operations of the combined companies;

  . the possibility that management may be distracted from regular business concerns by the need to integrate operations or operate the businesses separately which may result in interruption of the operations of the combined companies;

  .  problems in retaining employees;

  .  challenges in retaining customers; and

  . anticipated and unanticipated costs relating to additional administrative or operating expenses of each business. These costs include our funding of eMation's operations pursuant to a bridge loan facility in the amount of up to $5 million.

   RAVISENT and eMation currently estimate that they will incur expenses of $3.4 million to complete the eMation acquisition ($2.4 million of which is currently estimated to be incurred by us and $1.0 million of which is currently estimated to be incurred by eMation). The combined estimated cost represents approximately five percent of our June 30, 2001 cash balance.

   These and other factors could materially and adversely affect our combined business and operating results.

Failure to complete the eMation acquisition could negatively impact our future business

   There are no assurances that the eMation acquisition will be consummated. In addition to the approval of our stockholders, several other conditions to the closing of the eMation acquisition must be met and the failure of any one condition may prevent the consummation of the eMation acquisition. If the eMation acquisition is not completed for any reason, we may be subject to a number of material risks, including our costs related to the eMation acquisition, such as legal, accounting and a portion of financial advisor fees, which must be paid even if the eMation acquisition is not completed.

Announcement of the eMation acquisition may delay or defer customer and supplier decisions concerning us and eMation, which may negatively affect our business following the eMation acquisition

   Our customers and suppliers and those of eMation, in response to the announcement of the eMation acquisition, may delay or defer decisions concerning us or eMation. In addition, our customers or channel partners or those of eMation may seek to change existing agreements they have with either company as a result of the eMation acquisition. Any delay or deferral in those decisions or changes in company contracts by our customers or suppliers and those of eMation could have a material adverse effect on our respective business, regardless of whether the eMation acquisition is ultimately completed.

   Similarly, current and prospective employees may experience uncertainty about their future roles with either company until our strategies with regard to each other are announced or executed. This may adversely affect our and eMation's ability to attract and retain key management, sales, marketing and technical personnel.

   If the eMation acquisition is completed, we will have changed our business focus and may not be successful in operating the device relationship management business.

   eMation's device relationship management business will present different challenges from those presented by our personal computer business. We cannot assure that our management team will be successful in managing this new business. If we are unable to successfully operate the device relationship management business, our business and operating results will be adversely affected.

The market price of our common stock may decrease after the eMation acquisition is consummated, which could result in our common stock being de-listed

   The market price of our common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. The market price of our common stock may decline as a result of the eMation acquisition if:

  . our integration with eMation is unsuccessful;

  . we are unable to execute on our business plan following the acquisition of eMation; or

  . the effect of the eMation acquisition on our financial results is otherwise not consistent with the expectations of financial or industry analysts or investors.

   The market price of our common stock could also decline as a result of factors related to the eMation acquisition which may currently be unforeseen.

   Our stock is currently traded on the Nasdaq National Market. Under Nasdaq's listing maintenance standards, if the closing bid price of our common stock is under $1.00 per share for 30 consecutive trading days, Nasdaq will notify us that we may be de-listed from the Nasdaq National Market. If the closing bid price of our common stock does not thereafter regain compliance for a minimum of 10 consecutive trading days during the 90 days following notification by Nasdaq, Nasdaq may de-list our common stock from trading on the Nasdaq National Market. There can be no assurance that our common stock will remain eligible for trading on the Nasdaq National Market. In addition, if our stock is de-listed, you would not be able to sell our common stock on the Nasdaq National Market and your ability to sell our common stock at all would be severely, if not completely, limited. Our common stock has reached a high of $52.00 and traded as low as $1.31 through June 30, 2001.

Failure to retain key employees could diminish the anticipated benefits of the eMation acquisition

   The success of the eMation acquisition will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. We have taken steps to retain the management personnel of eMation. However, we cannot assure that we will be able to continue to retain such individuals.

   Employees may experience uncertainty about their future role with us and eMation until strategies with regard to eMation's employees are announced or executed. The two companies have different corporate cultures and eMation's employees may not want to work for us. In addition, competitors may recruit employees during our integration of eMation, as is common in high technology mergers and acquisitions.

   If we are unable to retain personnel that are critical to the successful integration of the companies, both companies could face disruptions to operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the eMation acquisition.

               RISKS RELATED TO THE BUSINESS OF EMATION LTD.


eMation has limited operating history and its historical financial information is of limited value in projecting its future operating results or evaluating its operating history


   Because eMation's business model has changed significantly since inception, eMation believes that comparing different periods of its operating results is not meaningful and you should not rely on the results for any period as an indication of eMation's future performance.


   eMation has a limited operating history in its current new principal market and with its current new principal product. eMation therefore cannot be certain that its business strategy will be successful. Although eMation was founded in 1988 and has historically derived its main source of revenue from its legacy industrial business, it expects that its future growth will be increasingly driven by its new principal market for enterprise software relating to device relationship management (DRM). Revenue related to DRM products accounted for 10.06% and 6.98%, respectively, of eMation's total revenue for the six-month and twelve-month periods ending June 30, 2001. Because of eMation's limited experience in its new principal market and with its new principal product, eMation cannot assure you that its strategy for operating in that market or selling that product will be successful.


eMation's quarterly operating results will fluctuate in future periods


   eMation's revenues and operating results will vary significantly from quarter-to-quarter due to a number of factors, including:


  . capital budgeting and purchasing cycles of its current and prospective customer may cause sales of eMation's products and services to be lower in eMation's first quarter, and higher in eMation's fourth quarter; it is difficult for eMation to evaluate the degree to which this seasonality may affect eMation's business;


  . variations in demand for eMation's products and services, which are relatively few in number;


  .  the timing of sales of eMation's products and services;


  .  delays in introducing eMation's products and services;


  . change in eMation's pricing policies or the pricing policies of eMation's competitors;


  . the timing of large contracts that materially affect eMation's operating results in a given quarter;


  . eMation's ability to develop and attain market acceptance of enhancements to its products;


  .  new product introductions by competitors;


  . unanticipated customer demands that impact eMation's ability to deliver its products and ultimately recognize revenues;


  .  costs related to acquisitions of technologies or businesses;


  . eMation's ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development, administrative and product management personnel;


  .  eMation's ability to expand its operations; and


  . global economic conditions as well as those specific to eMation's industry.


   Because of these and other factors, eMation's quarterly revenues may fluctuate materially and period-to-period comparisons of eMation's revenues will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.


eMation has a history of operating losses and operating expenses are expected to increase


   eMation incurred a net operating loss of $3.2 million in 1998, $1.1 million in 1999 and $17.5 million in 2000. As of June 30, 2001, eMation had an accumulated deficit of $34.5 million. eMation intends to increase its aggregate product development, selling and marketing, services and support and administrative expenses over the next 12 months. To achieve profitability, eMation will need to increase revenues significantly. eMation cannot assure you that its revenues will grow or that eMation will achieve or maintain profitability in the future.


   eMation currently has a limited product offering; eMation's business significantly depends upon eMation's DRM products and it is uncertain whether the market will accept these products in the face of growing competition.

   eMation's future revenues growth is largely dependent on sales of its DRM products and related services. eMation's business could be materially harmed by factors that adversely affect the pricing and demand for this product. eMation expects revenues from this product to account for an increasingly substantial portion of its future revenues. As a result, factors adversely affecting the pricing of or demand for its DRM products, such as competition and technological change, could have a material adverse effect on its business, financial position and results of operations. If eMation's DRM products do not achieve market acceptance or if its competitors release new products that achieve greater market acceptance, have more advanced features, offer better performance or are more price-competitive, revenues from these products may not grow as expected.


The market for eMation's DRM products is uncertain


   eMation's DRM products may not be widely adopted. If Internet-based solutions for extracting information from "devices" (equipment, machines, products, sensors, facilities, and systems) are not widely adopted, its business will suffer. eMation's DRM products will involve significant capital expenditures by its customers. eMation does not have a long history of selling its DRM products and eMation will have to devote substantial resources to educate prospective customers about the benefits of its products. Even if eMation's products are effective in reducing its customers' costs or in providing its customers with new revenue sources, eMation's target customers may not choose them for technical, cost, support or other reasons. If the market for eMation's products fails to grow or grows more slowly than eMation anticipates, eMation's business will suffer.


eMation may not be able to compete effectively


   Competition in the market for DRM-type software and solutions is emerging and expected to grow stronger. If eMation is unable to compete effectively, the demand for, or the prices of, its products may be reduced. The market for DRM products could become extremely competitive and subject to rapid change. eMation competes in a market with companies that may utilize varying approaches to enable the remote extraction of information from "intelligent" devices. These companies include IBM, Hewlett Packard, Oracle, Siemens, Siebel, emWare, and Questra. eMation expects additional competition from other established and emerging companies. Furthermore, eMation's competitors may combine with each other and other companies may enter eMation's markets by acquiring or entering into strategic relationships with eMation's competitors.


   In addition, companies may choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop their own information extraction solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed software and, instead, produce solutions such as eMation's.


   Many of eMation's potential competitors have significantly greater financial, technical and marketing resources, greater name recognition and larger customer bases than eMation does. eMation's present or future competitors may be able to develop products comparable or superior to eMation's, adapt more quickly than eMation does to new technologies, evolving industry trends or customer requirements, or devote greater resources than eMation does to the development, promotion and sale of products. Increased competition could result in price reductions, fewer customer orders, reduced gross profit margins and loss of market share, any of which could harm eMation's business.


eMation's product offerings are not diversified and the sales cycle for its products is long


   eMation's software license revenues may result from a relatively small number of sales, some of which generate disproportionately large revenues. In addition, eMation's sales cycle is lengthy. Sales of eMation's products may be subject to seasonality. These sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of eMation's products. As a result, before purchasing eMation's products, companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. It may take up to six to nine months or more from the time eMation first contacts a prospective customer before receiving an initial order. This cycle may lengthen in the future.


eMation's success may depend upon the successful expansion of its sales force


   The expansion of eMation's direct sales force and indirect distribution channels will be difficult, will take time and will be costly. eMation's growth could be limited if eMation fails to achieve this expansion. eMation needs to expand its direct sales force in order to significantly increase market awareness of its products and to generate increased revenues. New sales personnel will require training and it will take time for them to achieve full productivity. There is strong competition for qualified sales personnel in eMation's business, and eMation may not be able to attract and retain a sufficient number of new sales personnel to expand its operations. eMation's sales and marketing expenses may increase as a percentage of revenues while eMation expands its direct sales force. Unless this expansion results in a proportionate increase in revenues, eMation's margins and business may be adversely affected.


eMation may not achieve future growth if it is unable to expand its indirect distribution sales channels


   eMation believes that its future success is dependent upon the expansion of its indirect distribution channels, consisting of its relationships with independent software vendors, software distributors and system integrators. eMation currently has relationships with only a limited number of these indirect distribution channels. Nevertheless, eMation has derived, and eMation anticipates that eMation will continue to derive, a significant portion of its revenues from these relationships.


   eMation's future growth will be limited if:


  . eMation fails to work effectively with its indirect distribution channels;


  . eMation fails to increase the number of indirect distribution channels with which eMation has relationships;


  . the business of one or more of eMation's indirect distribution channels fails; or


  . there is a decrease in the willingness and ability of eMation's indirect distribution channels to devote sufficient resources and efforts to marketing and supporting eMation's products.


   If any of these circumstances occurs, eMation will have to devote substantially more resources to the sales, marketing, distribution, implementation and support of eMation's products than eMation otherwise would, and eMation's own efforts may not be as effective as those of its indirect distribution channels.


eMation's growth could be limited if eMation fails to hire additional consultants and sales implementation personnel or create relationships with third party service providers


   eMation relies on its staff of professional consultants and other technical service personnel to implement its solutions after purchases by eMation's customers. Unless eMation hires, trains and retains additional consultants and sales implementation personnel or subcontracts with qualified third party service providers, it will be difficult for eMation to increase its present level of sales due to constraints on its capacity to implement additional sales.


eMation may not be able to secure additional governmental grants


   In the past, eMation has been the beneficiary of certain substantial governmental grants to encourage development and marketing of technology under certain conditions. eMation does not expect to apply for additional such grants and there can be no guarantee that such grants will be awarded in the future.

eMation may not be able to keep pace with technological advances


   To be successful, eMation will need to develop and introduce new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments in a timely manner and on a cost-effective basis. Although eMation plans to continue to spend substantial amounts for research and development in the future, eMation cannot assure you that it will develop new products and product enhancements successfully or that its products will achieve broad market acceptance. eMation's failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments could adversely impact eMation's business.


   Rapid changes and developments in the DRM-type software and solutions market could cause eMation's products to become obsolete or require eMation to redesign its products. The process of remotely extracting information from "intelligent" devices will likely be characterized by rapid technological change, frequent new product introductions and emerging industry standards. eMation also expects that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require eMation to adapt its products to remain competitive. eMation's products could become obsolete and unmarketable if eMation is unable to quickly adapt to new technologies or standards.


eMation depends upon technology licensed from third parties, and if eMation does not maintain third party license arrangements, eMation will not be able to ship many of its products and its business will be seriously harmed


   eMation relies, in part, on technology that eMation licenses from a small number of software providers for use with its products. This technology may not continue to be available on commercially reasonable terms, if at all, and would be difficult to replace. The loss of any of these technology licenses could result in delays in introducing eMation's products until the equivalent technology, if available, is identified, licensed and integrated. In addition, any defects in this licensed technology could prevent the implementation or impair the functionality of eMation's products, delay new product introductions or injure eMation's reputation. If eMation is required to enter into license agreements with third parties for replacement technology, eMation could be subject to higher royalty payments.


eMation is dependent upon its key management for its future success, and few of eMation's managers are obligated to remain with eMation


   eMation relies on key personnel, whose knowledge of its business and technical expertise would be extremely difficult to replace. Many of eMation's key employees are at will. eMation's future success depends, to a significant degree, on the continued services of certain key management, sales and technical personnel. eMation is also dependent on its ability to attract, retain and motivate highly skilled personnel. In the markets in which eMation recruits, competition for qualified personnel is extremely intense and is characterized by rapidly increasing salaries. As a result, its operating expenses may increase or eMation's ability to recruit and retain qualified candidates may be limited.


eMation's business is subject to risks from international operations such as legal uncertainty, tariffs and trade barriers and political and economic instability


   eMation conducts business in a number of different countries. eMation sells products in several countries outside the United States through geographically diverse distribution channels, including Israel, France, Holland, the UK, Latin America and all of Asia, and its operations outside the United States include facilities located in Israel, France, Holland, the UK and Japan. In the quarter ended June 30, 2001, eMation derived approximately 63% of its revenue from sales to foreign companies, and we anticipate that revenue from international operations will continue to represent a significant portion of our revenue. As a result, we are subject to risks associated with selling and operating in foreign countries. For example, some of eMation's contracts with foreign customers are denominated in foreign currencies. eMation does not currently hedge against the risk of such transactions and as a result the company faces a risk of loss related to possible fluctuations in currency exchange rates. Additional risks related to selling and operating in foreign countries include, among others:


  .  legal uncertainty regarding liability;


  .  language barriers and cultural differences;


  .  tariffs, trade barriers and other regulatory barriers;


  .  problems in collecting accounts receivable;


  .  political and economic instability;


  .  changes in diplomatic and trade relationships;


  .  seasonal reductions in business activity;


  .  potentially adverse tax consequences;


  . the impact of recessions in economies of strategically important countries; and


  .  complexity and unexpected changes in local laws and regulations.


   Furthermore, eMation's geographic diversity requires significant management attention and financial resources. eMation's inability to successfully incorporate and launch its new DRM-related products into its international operations could adversely impact its business. In addition, exchange rate fluctuation between the U.S. dollar and European or other currencies may adversely affect eMations's business. To date, eMation has not used risk management techniques or "hedged" the risks associated with fluctuations in foreign exchange rates.


eMation may be subject to product returns, product liability claims and reduced sales because of defects in its products


   eMation's products may contain unknown defects that could harm its reputation, result in product liability or decrease market acceptance of its products. eMation's products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. eMation does have a process in place to handle customer complaints and deliver bug fixes, but has not experienced any major customer experienced issues due to product defects to date. Although eMation has not any material software defects or major customer issues becuase of product defects, it is possible that defects could cause eMation's customers to experience system failures in the future. eMation's customers depend on eMation's software for their critical systems and business functions. Any interruptions could:


  .  result in a delay or loss of eMation's revenues;


  .  cause customer contracts to be canceled;


  .  increase service and warranty costs;


  .  increase litigation costs;


  .  damage eMation's reputation;


  .  increase eMation's product development costs;


  .  divert eMation's product development resources;


  .  cause eMation to lose future sales; or


  .  delay or diminish market acceptance of eMation's products.

   Although eMation conducts extensive testing, eMation may not discover software defects that affect its products or enhancements until after they are sold. Furthermore, eMation is unable to test its products in each of the applications in which they are designed to work.


   eMation's products are integrated with its customers' networks and software applications. The sale and support of eMation's products may entail the risk of product liability or warranty claims based on damage to these networks or applications. In addition, the failure of eMation's products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. eMation may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon eMation with respect to these claims.


eMation's business model depends upon licensing its intellectual property, and if eMation fails to protect its proprietary rights, or eMation's products infringe the proprietary rights of third parties, then eMation's business could be harmed


   eMation's technology may be subject to infringement claims or may be infringed upon. eMation's success and ability to compete are substantially dependent upon its internally developed technology. Although eMation does have some patents pending, most of eMation's intellectual property, other than its trademarks, consists of proprietary or confidential information that is not subject to patent or similar protection. Despite eMation's efforts to protect its intellectual property rights, unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Any infringement of eMation's intellectual property could have a material adverse effect on its business, financial condition and results of operations. Furthermore, policing unauthorized use of eMation's products is difficult and costly.


   Although eMation does not believe that it infringes upon any patent, trademark or other intellectual property rights of others, eMation cannot be certain that one or more persons will not make a claim of infringement against it. Any claims, with or without merit, could:


  .  be expensive and time-consuming to defend;


  .  cause product shipment and installation delays;


  .  divert management's attention and resources; or


  . require eMation to enter into royalty or licensing agreements, which may not be available on acceptable terms, or may not be available at all.


   A successful claim of product infringement against eMation or its failure or inability to license the infringed or similar technology could have a material adverse effect on eMation's business, financial condition and results of operations.


eMation is subject to unique risks as an entity that is incorporated under the laws of, and has offices located in, the State of Israel


   Conditions in Israel may affect eMation's operations. Although more than 90% of eMation's sales are currently made to customers outside Israel, and there are no DRM, @aGlance, or Web@aGlance products in Israel, eMation is nonetheless influenced by the political and military conditions affecting Israel. Therefore, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on eMation's operations. Since eMation conducts operations in Israel, eMation is directly affected by the political, economic, and military conditions affecting Israel and the Middle East. Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition,

Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment, which economic boycott is currently maintained by certain Arab states. Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Notwithstanding these arrangements, hostilities, violence and acts of terror have dramatically increased in the recent months and it cannot be predicted whether or not or in what manner these problems will be resolved. Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest and uncertainty may have an adverse impact on the operating results of eMation, its financial condition and business.


   Furthermore, all non-exempt male adult permanent residents of Israel under the age of 50 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. While eMation has operated effectively despite these conditions in the past, eMation cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.


   eMation benefits from tax benefits, the termination of which could affect its operations. A number of eMation's enterprises are eligible for tax benefits under certain laws for the encouragement of capital investments. Failure to meet the required standards to receive such tax benefits could have a material adverse effect on eMation's business, results of operations and financial condition. If there should be any change in the law that annuls such tax benefits in the future, the change could have an adverse effect on eMation's business.


   Israeli courts might under certain circumstances not enforce judgments rendered outside of Israel. Service of process upon eMation directors and officers who reside outside the United States, may be difficult to effect within the United States. Furthermore, since some of eMation's assets are located outside the United States, any judgment obtained against eMation in the United States may be difficult to enforce within the United States. eMation has been informed by its legal counsel in Israel that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States non-appealable civil judgments obtained after due trial before a court of competent jurisdiction (according to the laws of the state of the court and the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected;
(ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) the judgment can be executed in the state in which it was given; (iv) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (v) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.



                         Risks Related to This Offering

   The common stock registered in this offering will increase the supply of our common stock on the public market, which may cause our stock price to decline.

   The entry into the public market of the common stock to be registered in this offering could adversely affect the market price of our common stock. Once the registration statement of which this prospectus forms a part is declared effective, all shares of common stock to be registered in this offering will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may depress our stock price.

                           FORWARD-LOOKING STATEMENTS

   This prospectus, together with all other information included or incorporated by reference into this prospectus, contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the personal computer industry in general and our specific market areas; changes in prevailing interest rates and the availability of terms of financing to fund the anticipated growth of our business; inflation; changes in costs of goods and services; our inability to protect our intellectual property; economic conditions in general and in our specific market areas; demographic changes; changes in foreign, federal, state and/or local government regulations; claims for damages asserted against us; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; changes in our acquisition and capital expenditure plans; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," or "intends," or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at http://www.ravisent.com or at the SEC's website at http://www.sec.gov.

   The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, prior to the termination of the offering made hereby. The documents we are incorporating by reference are as follows:

  (1) the description of our common stock contained in our registration statement on Form 8-A filed on June 7, 1999, including any amendment or report filed for the purpose of updating such description;

  (2) our Annual Report on form 10-K/A filed on April 30, 2001 amending our previously filed report on Form 10-K filed on April 2, 2001 for the fiscal year ended December 31, 2000;

  (3) our Current Report on Form 8-K filed on January 24, 2001 concerning a definitive agreement to sell the assets of our consumer electronics business to STMicroelectronics, Inc.;

  (4) our Current Report on Form 8-K filed on March 16, 2001 concerning the closing of the sale of the assets of our consumer electronics business to STMicroelectronics, Inc.;

  (5) our Current Report on Form 8-K filed on March 26, 2001 concerning a definitive agreement to sell the assets of our Internet appliance business to Phoenix Technologies Ltd.;

  (6) our Current Report on Form 8-K filed on April 9, 2001 concerning the closing of the sale of the assets of our Internet appliance business to Phoenix Technologies Ltd.;

  (7) our Quarterly Report on Form 10-Q for our first fiscal quarter ended March 31, 2001 filed on April 15, 2001;

  (8) our Current Report on Form 8-K filed on July 6, 2001 concerning our agreement to acquire all of the outstanding capital stock of eMation Ltd.;

  (9) our Quarterly Report on Form 10-Q for our second fiscal quarter ended June 30, 2001 filed on August 14, 2001;

  (10) our Current Report on Form 8-K filed on August 15, 2001 concerning the appointment of Robert M. Russell Jr. as our Chief Executive Officer and the Chairman of our Board of Directors;

  (11) our Current report on Form 8-K filed on September 28, 2001 concerning the approval by our Board of Directors of a stock repurchase program for up to $10 million of our common stock;

  (12) our Definitive Proxy Statement Form 14A, filed on November 11, 2001, in connection with our annual meeting to be held on December 5, 2001 for the consideration of, among other things, the approval of the issuance of shares of our common stock in connection with the eMation acquisition; and

  (13) our Quarterly Report on Form 10-Q for our third fiscal quarter ended September 30, 2001 filed on November 14, 2001.

   Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

   Upon written or oral request, we will provide without charge a copy of these filings, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for these copies should be directed to Investor Relations, RAVISENT Technologies Inc., 257 Great Valley Parkway, Malvern, Pennsylvania 19355, telephone (800) 700-0362.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or amendment. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                              SELLING STOCKHOLDERS

   The following table sets forth the name of the selling stockholders and the number of shares being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by each selling stockholder. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. The shares offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by the selling stockholders and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The term "selling stockholders" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership is based on 18,669,747 shares of common stock outstanding as of December 4, 2001.

                               Number of            Percent of             Number of
    Name of Selling      Shares of Common Stock Outstanding Shares   Shares of Common Stock
      Stockholder        Beneficially Owned (1) Beneficially Owned Registered for Sale Hereby
    ---------------      ---------------------- ------------------ --------------------------
Corum Group Ltd.........        140,000                  *                  140,000
Malcolm Collings (2)....        118,247                  *                  118,247
Kimberley Breakell......         97,549                  *                   97,549
Gregory John Caws.......         74,588                  *                   74,588
Marshall Soule..........         58,518                  *                   58,518
Ivan Jankovic...........         39,450                  *                   39,450
Russell Ang.............         21,631                  *                   21,631
Pat Domegan.............         10,846                  *                   10,846
George Reznik...........          5,959                  *                    5,959
Yu Leung Lau............          2,980                  *                    2,980
Michael Adam............          1,986                  *                      993
Magali Renero...........          1,589                  *                    1,589
John Bywater............         21,631                  *                   21,631
Alex Dobrianski.........         19,069                  *                   19,069
Diane van der Gracht....          5,959                  *                    5,959
Theodore Williams.......          3,973                  *                    3,973
Petar Durdevic..........          1,986                  *                    1,986

--------
*  Less than one percent
(1) Includes all shares deemed beneficially owned under Rules of the Securities and Exchange Commission.
(2) Includes 18,967 shares registered in the name of Malcolm Collings and 99,280 shares registered in the name of HSBC Securities Inc. ITF Malcolm Collings.

   This prospectus relates to the sale of up to an aggregate of 624,968 shares of our common stock by the selling stockholders identified in this prospectus. Corum Group Ltd. acquired 110,000 of these shares from us on April 17, 2001 in settlement of a lawsuit initiated against us by Corum Group Ltd. The lawsuit was dismissed with prejudice, we issued Corum Group Ltd. 110,000 shares of our common stock and obtained a mutual release of claims. We issued Corum Group Ltd. an additional 15,000 shares when we failed to file this prospectus by August 7, 2001. We also issued Corum Group Ltd. an additional 15,000 shares when we failed to file this prospectus by September 21, 2001. In addition, we granted Corum Group Ltd. registration rights in connection with the shares. Corum Group Ltd. has requested that we register these 140,000 shares under this prospectus. The other selling stockholders identified in this prospectus acquired the remaining 484,968 shares from us by agreement dated as of July 13, 2000 in connection with our acquisition of Cinax Designs Inc. These stockholders have requested that we register the remaining 484,968 shares under this prospectus.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. All proceeds will be received by the selling stockholders.

                              PLAN OF DISTRIBUTION

   We are registering all 624,968 shares on behalf of the selling stockholders identified herein. We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock. The selling stockholders named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift or other non-sale related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers.

   The shares may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by this broker-dealer for its account through this prospectus;

  . an exchange distribution that complies with the rules of the exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out these short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer these shares through this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares by use of this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale through Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than through this prospectus.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares may not engage in market-making activities with respect to our common stock during certain restricted periods. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, that may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and the selling stockholders have been informed of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose:

  . the name of each selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which the shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

   We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock registered in this prospectus and certain other legal matters will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. On September 26, 2001, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 2,000 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements and schedule of Ravisent Technologies Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   All costs and expenses incurred in connection with the issuance and distribution of the securities being registered will be paid by the registrant. The following is an itemized statement of these costs and expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

   Registration Statement fee.......................................... $   263
   Printing and engraving.............................................. $10,000
   Legal fees.......................................................... $25,000
   Accounting fees and expenses........................................ $25,000
                                                                        -------
     Total............................................................. $60,184
                                                                        =======

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Article VII, Section 6 of the registrant's bylaws provides that the registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant's certificate of incorporation provides that its directors will not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the registrant and its stockholders. This provision does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

   The registrant has entered into an indemnification agreement with each of its executive officers and directors containing provisions that may require the registrant, among other things, to indemnify its executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

   Section 145 of the Delaware General Corporation Law also permits a corporation to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. The registrant intends to maintain its director and officer liability insurance.

Item 16. Exhibits and Financial Statement Schedules.

   The exhibits listed in the Exhibit Index are filed herewith or incorporated by reference herein:

     (a) Exhibits

 Exhibit
 Number   Description
 -------  ---------------------------------------------------------------------
  2.1(3)  Acquisition Agreement by and among RAVISENT Technologies Inc.,
          Ravisent Nova Scotia ULC, Ravisent British Columbia Inc., Cinax
          Designs Inc. and certain shareholders of Cinax Designs Inc. dated as of July 13, 2000.

  4.1(1)  Form of RAVISENT's Specimen Common Stock Certificate.

  4.2(1)  Registration Rights Agreement, dated April 30, 1998, by and among
          RAVISENT and the parties listed on Schedule A therein.

  4.3(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 75,000 shares of common stock.

  4.4(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 200,000 shares of common stock.

  4.5(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 100,000 shares of common stock.

  4.6(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated June 11, 1996, by and between RAVISENT and Meridian Bank.

  4.7(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated March 15, 1996, by and between RAVISENT and Meridian Bank.

  4.8(1)  Subordinated Note and Warrant Purchase Agreement, dated March 18,
          1996, by and between RAVISENT and NEPA Venture Fund II, L.P.

  4.9(1)  Convertible Debenture and Warrant Purchase Agreement, dated December
          17, 1997, by and between RAVISENT and Atlantic Coastal Ventures, L.P.

  4.10(1) Convertible Debenture and Warrant Purchase Agreement, dated February
          17, 1998, by and between RAVISENT and Donald Horton and Marty Horton, as community property.

  4.11(1) Quadrant International, Inc. Convertible Debenture and Warrant
          Purchase Agreement, dated April 7, 1998, by and among RAVISENT and the parties who are signatories thereto.

  4.12(1) Convertible Debenture and Warrant Purchase Agreement, dated March 31,
          1998, by and among RAVISENT and the parties who are signatories thereto.

  4.13(1) Subordinated Note and Warrant Purchase Agreement, dated May 4, 1995, by and between RAVISENT and NEPA Venture Fund II, L.P.

  4.14(1) Convertible Promissory Note Purchase Agreement, dated as of April 26,
          1999, among RAVISENT and the parties who are signatories thereto.

  4.15(1) Registration Rights Agreement, dated as of April 26, 1999, among
          RAVISENT and the parties listed on Schedule A thereto.

  4.16(2) Demand Note, dated July 21, 1999 from Divico, Inc. in favor of Luico,
          Inc.

  5.1     Opinion of Brobeck, Phleger & Harrison LLP.

 23.1     Consent of KPMG LLP, Independent Auditors.

 23.2     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

 24.1     Power of Attorney (See Signature Page).

--------
(1) Incorporated herein by reference to RAVISENT's registration statement on Form S-1, File No. 333-77269, declared effective with the Securities and Exchange Commission on July 15, 1999.

(2) Incorporated by reference to identically numbered exhibit to RAVISENT's annual report on Form 10-K for the period ended December 31, 1999 (File No. 000-26287).

(3) Incorporated herein by reference to our Quarterly Report on Form 10-Q for the third fiscal quarter ended September 30, 2000 filed on November 14, 2000.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Sections 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Malvern, State of Pennsylvania, on this 5th day of December, 2001.


                                          RAVISENT TECHNOLOGIES INC.

                                                 /s/ Robert M. Russell Jr.
                                          By: _________________________________
                                                   Robert M. Russell Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Russell Jr. and Thomas J. Fogarty and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated;


              Signature                          Title                   Date
              ---------                          -----                   ----

    /s/ Robert M. Russell Jr.          Chief Executive Officer     December 5, 2001
By: __________________________________  and Director (Principal
        Robert M. Russell Jr.           Executive Officer)

      /s/ Thomas J. Fogarty            Chief Financial Officer     December 5, 2001
By: __________________________________  and Senior Vice
          Thomas J. Fogarty             President, Corporate
                                        Services
                                        (Principal Financial and
                                        Accounting Officer)

    /s/ Frederick J. Beste III         Director                    December 5, 2001
By: __________________________________
        Frederick J. Beste III

     /s/ Walter L. Threadgill          Director                    December 5, 2001
By: __________________________________
         Walter L. Threadgill

         /s/ Paul A. Vais              Director                    December 5, 2001
By: __________________________________
             Paul A. Vais

    /s/ Francis E.J. Wilde III         Director                    December 5, 2001
By: __________________________________
        Francis E.J. Wilde III

                               INDEX TO EXHIBITS


 Exhibit
  Number  Description
 -------  -----------
  2.1(3)  Acquisition Agreement by and among RAVISENT Technologies, Inc.,
          Ravisent Nova Scotia ULC, Ravisent British Columbia Inc., Cinax
          Designs Inc. and certain shareholders of Cinax Designs Inc. dated as of July 13, 2000.

  4.1(1)  Form of RAVISENT's Specimen Common Stock Certificate.

  4.2(1)  Registration Rights Agreement, dated April 30, 1998, by and among
          RAVISENT and the parties listed on Schedule A therein.

  4.3(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 75,000 shares of common stock.

  4.4(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 200,000 shares of common stock.

  4.5(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated July 30, 1998, by and between RAVISENT and Progress Capital, Inc. for the purchase of up to 100,000 shares of common stock.

  4.6(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated June 11, 1996, by and between RAVISENT and Meridian Bank.

  4.7(1)  Quadrant International, Inc. Common Stock Purchase Warrant
          Certificate, dated March 15, 1996, by and between RAVISENT and Meridian Bank.

  4.8(1)  Subordinated Note and Warrant Purchase Agreement, dated March 18,
          1996, by and between RAVISENT and NEPA Venture Fund II, L.P.

  4.9(1)  Convertible Debenture and Warrant Purchase Agreement, dated December
          17, 1997, by and between RAVISENT and Atlantic Coastal Ventures, L.P.

  4.10(1) Convertible Debenture and Warrant Purchase Agreement, dated February
          17, 1998, by and between RAVISENT and Donald Horton and Marty Horton, as community property.

  4.11(1) Quadrant International, Inc. Convertible Debenture and Warrant
          Purchase Agreement, dated April 7, 1998, by and among RAVISENT and the parties who are signatories thereto.

  4.12(1) Convertible Debenture and Warrant Purchase Agreement, dated March 31,
          1998, by and among RAVISENT and the parties who are signatories thereto.

  4.13(1) Subordinated Note and Warrant Purchase Agreement, dated May 4, 1995, by and between RAVISENT and NEPA Venture Fund II, L.P.

  4.14(1) Convertible Promissory Note Purchase Agreement, dated as of April 26,
          1999, among RAVISENT and the parties who are signatories thereto.

  4.15(1) Registration Rights Agreement, dated as of April 26, 1999, among
          RAVISENT and the parties listed on Schedule A thereto.

  4.16(2) Demand Note, dated July 21, 1999 from Divico, Inc. in favor of Luico,
          Inc.

  5.1     Opinion of Brobeck, Phleger & Harrison LLP.

 23.1     Consent of KPMG LLP, Independent Auditors.

 23.2     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

 24.1     Power of Attorney (See Signature Page).

--------
(1) Incorporated herein by reference to RAVISENT's registration statement on Form S-1, File No. 333-77269, declared effective with the Securities and Exchange Commission on July 15, 1999.
(2) Incorporated by reference to identically numbered exhibit to RAVISENT's annual report on Form 10-K for the period ended December 31, 1999 (File No. 000-26287).
(3) Incorporated herein by reference to our Quarterly Report on Form 10-Q for the third fiscal quarter ended September 30, 2000 filed on November 14, 2000.